Outside front cover page


                                    1999



                               ANNUAL REPORT















                        SECURITY CAPITAL U.S. REALTY
inside front cover

Graphic: Sixteen pictures of various properties owned by investees of Security Capital U.S. Realty

Graphic text in box on center right of page:    SC-U.S. Realty is focusing its
financial and management resources exclusively on its strategic investments. These include U.S. real estate investment trusts (REITs) in high-growth market sectors including urban infill parking, self-storage facilities, neighbourhood and urban infill retail centres, corporate office parks and manufactured home communities.

TO OUR SHAREHOLDERS

1999 was another challenging year for the public real estate sector in the United States. The entire industry remained out of favour for the duration of the year, suffering continued declines in stock price valuations. Public real estate management teams across the industry struggled to understand the complete disconnect between the positive performance, fundamentals and prospects of real estate operating businesses and the continued decline in public share prices. As a strategic owner of U.S. real estate investment trusts (REITs), SC-U.S. Realty was not immune from the difficult public market. While our share price reflects this difficulty, we have taken several significant strategic steps to position the company to improve its share-price performance in 2000 and beyond.

1999 results

o Total EBDADT (earnings before depreciation, amortisation and deferred taxes) before special items for 1999 was $151.0 million or $1.84 per share, compared to $134.0 million or $1.55 per share, in 1998.
o    Per-share EBDADT before special items increased by 18.7% for the year.
o    Internally generated free cash flow totalled $87.2 million in 1999.
o EBDADT return on capital invested in our six strategic businesses at cost was 9.7%. Assuming a fully stabilised portfolio, this return would have been 11.4%.
o    Net asset value (NAV) per share at year-end 1999 was $24.70.
o During the second quarter, the Board of Directors authorised a $200 million share repurchase programme. On 29 March 2000, we announced the completion of the programme and announced an additional $50 million share repurchase programme.

              Management's continued focus on the company's financial health and flexibility is evidenced by the strength of the year-end 1999 balance sheet. SC-U.S. Realty's total-liabilities-to- total-assets ratio at fair market value was 25.1% and debt outstanding on the $350 million line of credit was $239.0 million. Free cash flow (after all expenses) generated in 1999 and available for reinvestment amounted to $87.2 million.

LONG-TERM PLAN TO UNLOCK SHAREHOLDER VALUE

During the second quarter of 1999, management initiated a multi-phase plan designed to reposition the company with the objective of unlocking shareholder value. The most important element of the plan is to focus exclusively on our core business of strategically building leading U.S. real estate operating companies. The intended result is improved stability and predictability of earnings, and higher value for our shareholders.

1999 Accomplishments

Share Repurchase Programme

On 5 May 1999, the Board of Directors authorised a $100 million share repurchase programme, which was completed and increased to $200 million in June. On 29 March 2000, SC-U.S. Realty announced the completion of the $200 million programme, repurchasing 10,917,268 shares, representing approximately 12.6% of the company's shares outstanding at the beginning of the programme. At the same time, the company announced an additional share repurchase programme of $50 million.

NYSE Listing/ADR Programme

SC-U.S. Realty listed its American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) on 24 June 1999, under the symbol RTY. Since June, approximately 50% of the company's free float has been converted to ADRs, which in our view, is a very positive indication of the potential depth and liquidity of this new market. The average daily trading volume of SC-U.S. Realty's ADRs was 35,645 in the fourth quarter of 1999, a 53.7% increase over the average of 23,187 in the third quarter, the first full quarter in which the ADRs were listed.

Reallocation of Special Opportunity Investments (SOI) Portfolio

In connection with the strategy to focus exclusively on strategic investments, SC-U.S. Realty successfully completed the sale of its public SOI portfolio. The company recognised approximately $65.6 million of EBDADT losses, or approximately $0.80 per share, during 1999 as a result of the SOI sales. However, even after accounting for the SOI losses during 1999, the company had net realised gains since inception in 1995 of $11.8 million from its SOI portfolio. These gains, combined with $52.6 million of dividends, resulted in a compounded annual return for the SOI portfolio of 9.3% since inception, compared to the Wilshire Real Estate Securities Index (WARESI) return of 6.1% during the same period. During the five-quarter SOI liquidation period from 30 September 1998 to 31 December 1999, proceeds of more than $345 million were realised from SOI sales. The proceeds were used to fund the share repurchase programme and pay down debt.

Investment in Security Capital Group

In connection with the sale of the public securities in SOI, the securities of Security Capital Group Incorporated held in SOI were marked down to market value and sold. The Security Capital Group mark down resulted in the recording of a provision for loss during the fourth quarter of 1999 of $69.2 million, or $0.84 per share, on SC-U.S. Realty's EBDADT statement, attributable to the decline in market value of these securities. Proceeds from the sale, which occurred in the first quarter of 2000, will be used to pay down debt, as well as to repurchase shares. Given the company's use of fair value accounting, the majority of the losses from SOI and Security Capital Group had been reflected previously in the company's statements of operations and statements of net assets; however, they were not recorded in EBDADT until the fourth quarter of 1999.

Objectives for 2000 and Beyond

Strategic Capital Reallocation

We will continue to redeploy free cash flow and proceeds from the sale of the Security Capital Group securities and other non-strategic assets to repay debt and repurchase shares.

Public/Private Market Opportunity

SC-U.S. Realty expects to benefit from strategies being implemented by the three public strategic investees - CarrAmerica, Regency Realty and Storage USA - to take advantage of the deep discount that exists between the private market value of their underlying assets and the public pricing of their stock. By profitably selling assets in the private market, they are generating capital to repurchase stock or fund expansion into new markets or services, which will ultimately eliminate the discount in their stock prices.

Portfolio Optimisation

We will optimise our strategic company portfolio. Strategic investees not meeting our long-term objectives will be sold and proceeds will be used for additional share repurchase, debt repayment and investment in a select group of "leadership" companies. These companies must be able to achieve the following:

o Internal growth through superior operations/revenue-enhancing customer services.
o     Value creation through development/redevelopment.
o     Brand value.
o     #1 or #2 market-share position.

Ultimately, SC-U.S. Realty's objective is to deploy capital in real estate operating companies that meet these criteria.

Capital Markets Activities

We will continue to focus on enhancing the company's capital markets platform, with the objective of increasing the visibility and liquidity of our shares and ADRs in the global marketplace. Integral to that process is expanded coverage by Wall Street research analysts.

Strong Balance Sheet

We remain committed to maintaining balance sheet flexibility, sound financial policies and investment-grade credit ratings.


FUTURE PROSPECTS

The company has significant financial resources from internal sources available to implement this multi-phase plan. While difficult public stock market conditions persisted in 1999, we continue to believe in the long-term prospects of the public U.S. real estate industry and SC-U.S. Realty's business plan. This strong conviction motivates the steps we are taking to position the company to benefit from an improvement in industry valuations. Management and the Board of SC-U.S. Realty continue to review all strategic options to enhance shareholder value. We remain committed to unlocking the significant shareholder value that exists today in SC-U.S. Realty.

              We would like to thank you for your continued support, and we look forward to keeping you well informed of what we expect to be demonstrable progress in the coming year.




William D. Sanders                                     Jeffrey A. Cozad
Chairman                                               Managing Director

29 March 2000

THE U.S. PUBLIC REAL ESTATE MARKET TODAY

During 1999, for the second year in a row, the environment for the public real estate sector in the United States remained extremely challenging. This is only the second time since 1970 that the sector has posted consecutive years of negative returns. Scepticism prevails despite evidence from bellwether indicators of the public real estate sector's tremendous value and the underlying strength of U.S. real estate. There are historic differentials between multiples in public real estate and those in the broader market, historic yield premiums versus Treasury and S&P dividend yields, and a tremendous disconnect between public real estate stock prices and real estate asset values.


              Graphic: Comparative Stock Returns Chart inserted here showing the total returns from January 1998 through December 1999 of the NASDAQ, S&P 500 and Wilshire Real Estate Operating Company Index.


A SECTOR OUT OF FAVOUR

Why is the sector so out of favour? It is simply that public U.S. real estate companies have not delivered what the market is looking for - exceptionally high growth. Instead, these companies have experienced very solid, but moderating, per-share growth rates (8% to 11%) coming out of a cyclical rebound with average total returns of 20% to 30% and per-share earnings growth of 14% to 17%. In our view, current market sentiment toward publicly traded U.S. real estate companies does not reflect serious concerns about industry fundamentals, corporate strategies or the potential for long-term value creation. Rather, the lack of interest in this sector over the past 24 months is a result of record-setting robust alternatives in the broader equity market, particularly among the top names in NASDAQ and S&P 500 stocks, which have created history's greatest bull market.

              Public real estate companies are not alone. As the chart below indicates, small cap stocks across the gamut of industries have also languished in the wake of the truly amazing total returns generated by the thin segment of the equity universe leading this historic bull market.



              Graphic:   U.S. Comparative Stock Returns Chart inserted here
              showing the total returns from January 1998 through December 1999 of the NASDAQ, S&P 500 and Russell 2000 Index.



              The sustained divergence between the results of the high flyers and the rest of the equity market, as well as these sector-specific factors, continue to siphon capital not only from real estate securities but also from the general equity market. Investments into dedicated real estate mutual funds have been negative month-in, month-out, since the first quarter of 1998. In 1998 alone, $1.6 billion flowed out of these funds. In 1999, the divested capital was almost $1.3 billion. These outflows have reduced the aggregate value of real estate mutual funds to just under $8 billion, approximately 30% off their 1997 peak of $12 billion.

              The result is a sector seriously out of favour, with even blue-chip real estate operating companies continuing to trade below their net asset value (NAV). When funds are flowing out of a given sector, it is virtually impossible for trading patterns to change. SC-U.S. Realty has had to live with this reality since year-end 1997.

              Management is as disappointed as shareholders about the state of the sector and its influence on SC-U.S. Realty's activities. While we are highly optimistic things will improve, the question remains when.

BACK TO BASICS

Stepping back to consider the U.S. public real estate sector as an investment allocation - what are the merits of the sector today? The positives are numerous - healthy, sound real estate fundamentals are shown on the facing page. From upper left: 1) Vacancy rates are at or near historic lows, 2) rents have grown at a very healthy pace, 3) private property values have appreciated, and 4) earnings have steadily increased.

              Graphic:   National Vacancy Rates Chart inserted here in the
              upper left hand corner showing the vacancy rated in the office, industrial, retail and multifamily sectors from January 1990 through September 1999.

              Graphic:   National Rental Rates Index inserted here in the
              upper right hand corner showing the change in rental rates in the office, industrial, retail and multifamily sectors from January 1989 through September 1999.

              Graphic:   NCREIF Appreciation Index inserted here below the
              National Vacancy Rates Chart showing the appreciation component of the NCREIF quarterly index from October 1995 through September 1999.

              Graphic:   FFO Per Share Growth Index inserted here below the
              National Rental Rates Index showing the growth in FFO of 119 companies in the Global Capital Management Group Real Estate Securities Universe from December 1995 through December 1999.


              Meanwhile, the public market has brought significant discipline to the real estate industry, tempering the severe imbalances that have crippled real estate fundamentals in the past. The public market continues to add significant benefits in the form of liquidity, real-time pricing, enhanced information flow and alignment of management's and shareholders' interests. The discipline of the evolving public market is reflected by management teams who have become more prudent in their capital allocation decisions and more innovative in devising value-added operating initiatives.

              The underlying real estate fundamentals are very sound - demand and supply are in excellent balance. Growth prospects are solid and companies are generating strong cash flow streams, with dividend payout ratios at historic lows. Demand for real estate is thriving, with strong liquidity and price appreciation in the private markets of bricks and mortar. This demand is driven largely by investors' need for diversification as they reallocate investment returns into increasingly defensive, non-index related investments.

THE FUTURE

Despite this positive operating performance, share prices of real estate securities have continued to decline during 1999. However, we remain optimistic about SC-U.S. Realty's future prospects. We are confident that, over time, the capital markets will correct the gap between the value of the underlying assets and the stock price of public real estate companies. There is evidence of improving sentiment, and this should have a positive influence on the pricing of real estate securities in the future.

o             The fundamentals of the real estate business are sound.
              Earnings trends are positive, corporate balance sheets are healthy, management teams are taking NAV-accretive actions, and opportunities to grow cash flow abound, thanks to positive legislative initiatives.
o Public real estate companies offer tremendous value when compared to current market alternatives.
o             As the bull market roars on, it grows increasingly volatile.
              Any break in the market's momentum - for example, negative surprises in productivity statistics or declines in earnings growth - will fuel demand for alternative, value-oriented investments.
o The U.S. government has adopted a more favourable stance toward the REIT sector. In the third quarter of 1999, the REIT Modernization Act was approved, providing REITs increased ability to develop service-related, revenue-enhancing businesses based on their real estate assets. This stance contrasts to that of 1997, when exaggerated media headlines questioned whether the REIT structure might be terminated.
o More incremental catalysts, including increased merger and acquisition activity and leveraged buy outs, may potentially boost valuations as well.

              Our view of the public U.S. real estate sector is simple and, we think, compelling. Public real estate companies are trading at deep discounts to cash flow based valuations, and offer a safe, value-orientated investment alternative in an otherwise expensive, volatile and tense global equity market. U.S. real estate fundamentals are sound, and there is significant evidence of several catalysts for price appreciation in real estate securities.

              The key focus of SC-U.S. Realty's management team continues to be the elimination of the deep discount that exists between our share price and the market value of the underlying assets. We remain confident that the value of public real estate securities will increase and that patient investors in the sector will be well rewarded.


                Statements of Earnings Before Depreciation,
                Amoritisation and Deferred Taxes (EBDADT)(1)
                (in thousands US$, except per-share amounts)

Year Ended 31 December                                                               1999              1998            1997
----------------------------------------------------------------------------------------------------------------------------
 Income:
  Equity in strategic investment positions' EBDADT
     CarrAmerica                                                                $  77,716         $  72,648       $  54,972
     City Center Retail                                                            19,517             6,232           (411)
     CWS Communities                                                               12,616             7,116               -
     Pacific Retail (3)                                                             7,722            47,852          28,950
     Regency(3)                                                                    77,060            27,412          15,456
     Storage USA                                                                   39,045            35,693          28,450
     Urban Growth Property                                                         14,833             6,621           (620)
-----------------------------------------------------------------------------------------------------------------------------
  Total equity in strategic investment positions' EBDADT                        $ 248,509         $ 203,574       $ 126,797
  Dividends from special opportunity positions                                      8,925            20,908          17,594
  Interest and other income                                                         7,763             4,706           3,700
-----------------------------------------------------------------------------------------------------------------------------
       Total Income                                                             $ 265,197         $ 229,188       $ 148,091
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
     General and administrative                                                 $  36,079         $  39,678       $  27,155
     Withholding tax on dividends received and other taxes(4)                      28,707            18,697          19,162
     Interest and related expenses                                                 49,418            36,816          13,595
-----------------------------------------------------------------------------------------------------------------------------
       Total Expenses                                                           $ 114,204         $  95,191       $  59,912
-----------------------------------------------------------------------------------------------------------------------------
EBDADT before special items                                                     $ 150,993         $ 133,997       $  88,179
-----------------------------------------------------------------------------------------------------------------------------
     Realised gains (losses) from special opportunity positions                 $(65,587)         $  32,878       $  41,073
     City Center Retail special charge(2)                                         (3,408)                 -               -
     Security Capital Group provision for loss(5)                                (69,220)                 -               -
-----------------------------------------------------------------------------------------------------------------------------
EBDADT after special items                                                      $ 12,778          $ 166,875       $ 129,252
-----------------------------------------------------------------------------------------------------------------------------
Per Share Data(6):
     EBDADT per share before special items and realised gains (losses)          $   1.84          $    1.55       $    1.34
     Realised gains (losses) from special opportunity positions                 $  (0.80)         $    0.38       $    0.62
     City Center Retail special charge(2)                                       $  (0.04)                 -               -
     Security Capital Group provision for loss(5)                               $  (0.84)                 -               -
-----------------------------------------------------------------------------------------------------------------------------
EBDADT per share                                                                $   0.16          $    1.93       $    1.96
-----------------------------------------------------------------------------------------------------------------------------
     Weighted average shares outstanding (in '000s)(6)                            82,281             86,562          65,903

(1) SC-U.S. Realty reports earnings before depreciation, amortisation and deferred taxes (EBDADT), which the company believes provides the best measure of operating performance for SC-U.S. Realty and its strategic investees. EBDADT for SC-U.S. Realty is (a) SC-U.S. Realty's pro rata share of the EBDADT of all its strategic investees, less (b) corporate overhead and (c) interest expense and preferred stock dividends, other than interest and dividends on convertible debt and all other convertible securities that are anti-dilutive and (d) current tax expenses. In general, EBDADT will be defined for SC-U.S. Realty and its strategic investees as: net earnings, computed in accordance with generally accepted accounting principles, plus real estate depreciation (depreciation is not added back for non-real estate assets whose value is declining over time), plus amortisation of non-cash items (e.g., goodwill), plus deferred tax expense, plus any losses on the disposition of income-producing properties, plus other non-cash, one-time expenses, plus unrealised losses, minus gains on the disposition of income-producing properties, minus, unrealised gains, minus dividends received by SC-U.S. Realty from its strategic investees. With respect to investments in which SC-U.S. Realty has less than a 20% interest and does not have the ability to significantly influence management, SC-U.S. Realty includes only dividends or interest received in its EBDADT, EBDADT is not to be construed as a substitute for net earnings in evaluating operating results nor as a substitute for cash flow in evaluating liquidity.
(2) Equity in EBDADT from City Center Retail includes the add-back of $3.4 million of expenses relating to one-time employee severance costs. These costs are shown as a special item.
(3)  The merger between Regency and
Pacific Retail was completed on 28 February 1999.
(4) Includes withholding tax on dividends received from strategic investment and special opportunity positions.
(5) On 31 December 1999, SC-U.S. Realty marked down its entire investment in Security Capital Group securities to $95.8 million, resulting in a provision for loss of $69.2 million. On 15 March 2000, SC-U.S. Realty announced the sale of its entire Security Capital Group investment for $96.9 million.
(6) Share and per-share amounts have been restated to reflect the reverse stock split that took effect 18 June 1999.

Graphic located in lower right-hand corner showing SC-U.S. Realty EBDADT for the last three calendar years.

                  Statements of Cash Flow from Operations
                (in thousands US$, except per-share amounts)


Year Ended 31 December                                                               1999              1998            1997
----------------------------------------------------------------------------------------------------------------------------
 Income:
 Gross dividends
     CarrAmerica                                                                $  52,916        $   51,999       $  41,412
     City Center Retail                                                             6,990                 -               -
     CWS Communities                                                                9,057             4,783               -
     Pacific Retail(1)                                                              5,163            36,178          21,577
     Regency                                                                       52,689            20,244          11,441
     Storage USA                                                                   31,532            29,934          24,497
     Urban Growth Property                                                         10,160             4,338               -
----------------------------------------------------------------------------------------------------------------------------
  Total dividends from strategic investment positions                           $ 168,507        $  147,476       $  98,927
  Dividends from special opportunity positions(2)                                   8,925            20,908          17,594
  Interest and other income                                                         7,763             4,706           3,700
----------------------------------------------------------------------------------------------------------------------------
       Total Income                                                             $ 185,195        $  173,090       $ 120,221
----------------------------------------------------------------------------------------------------------------------------
Expenses:
     General and administrative                                                 $  36,079        $   39,678       $  27,155
     Withholding tax on dividends received and other taxes(3)                      28,707            18,697          19,162
     Interest and related expenses(4)                                              33,202            27,430          13,595
----------------------------------------------------------------------------------------------------------------------------
       Total Expenses                                                           $  97,988        $   85,805       $  59,912
----------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operations                                                       $  87,207        $   87,285       $  60,309
----------------------------------------------------------------------------------------------------------------------------

(1) In order to align the dividend record date of the former Pacific Retail shareholders with the dividend record date of Regency, Pacific Retail paid a pro rated dividend to its shareholders in the first quarter of 1999. As a result, Pacific Retail shareholders only received 42 days worth of dividends in the first quarter of 1999.

(2) SC-U.S. Realty sold over $240 million of special opportunity positions in 1999, using the proceeds to retire outstandings on the company's line of credit and to repurchase its shares. As a result of these activities, dividends received from special opportunity positions declined in 1999 compared to 1998.

(3) Includes withholding tax on dividends received from strategic investment and special opportunity positions.

(4) Includes cash interest paid on SC-U.S. Realty's 2% Senior unsecured Convertible Notes.

Graphic located in lower right-hand corner showing SC-U.S. Realty retained cash flow for the last three years.



                     Statements of Net Assets (Audited)
                (in thousands US$, except per-share amounts)


At 31 December                                                                            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
 ASSETS
   Strategic Investment positions at value:
     CarrAmerica (Cost $699,905; $699,851; $636,387, respectively)                    $  604,247      $  686,482       $ 838,343
     City Center Retail (Cost $304,132; $304,035; $83,665, respectively)                 304,132         304,035          83,300
     CWS Communities (Cost $236,488; $153,563; $92,600, respectively)                    236,488         153,563          91,646
     Regency (Cost $759,807; $759,788; $749,154, respectively)                           685,465         762,580         923,249
     Storage USA (Cost $394,362; $394,272; $348,444, respectively)                       355,911         380,178         422,265
     Urban Growth Property (Cost $188,582; $181,082; $17,703 respectively)               188,582         181,082          17,241

 Other investment positions at value:
     Security Capital Group Incorporated (Cost $165,000; $165,000; $165,000,
     respectively)                                                                        95,780         116,245         165,000
     Private investment positions (Cost $42,019; $15,275; $7,399, respectively)           42,019          15,275           7,399
     Public special opportunity positions (Cost $0; $298,756; $275,309, respectively)          -         247,205         344,611
Total Investments                                                                     $2,512,624      $2,846,645      $2,893,054
     Cash and cash equivalents                                                             2,732           2,994           1,970
     Accounts receivable and other                                                        15,530          23,989           6,796
Total Assets                                                                          $2,530,886      $2,873,628      $2,901.820
LIABILITIES
     Accounts payable and accrued expenses                                            $    6,033      $   13,497    $     12,382
     Taxes payable                                                                         4,818           1,306           1,018
     Line of Credit                                                                      239,000         262,500         130,000
     Convertible notes                                                                   386,157         369,940               -
Total Liabilities                                                                     $  636,008      $  647,243     $   143,400
Total Net Assets (Shareholders' Equity)                                               $1,894,878      $2,226,385      $2,758,420
Authorised 250,000,000 shares of $4.00 par value, 86,561,872 shared issued and
76,700,437 outstanding at 31 December 1999 and 86,561,872 shares issued and
outstanding at 31 December 1998 and 1997(1)                                           $  346,247      $  346,247     $   346,247
Share premium account                                                                  1,564,939       1,749,158       1,749,598
Paid-in Capital                                                                       $1,911.186      $2,095,405     $ 2,095,845
Legal Reserve                                                                         $   30,375      $   30,375     $    27,304
Reserve for own shares                                                                   184,219               -               -
Undistributed net operating income                                                       219,144         148,152          73,324
Accumulated net realised gain                                                             11,844          77,431          44,553
Unrealised (depreciation) appreciation on strategic investment and other
investment position                                                                     (277,671)       (124,978)         517,394
Acquisition of own shares                                                               (184,219)               -               -
Shareholders' Equity                                                                   $1,894,878     $ 2,226,385     $ 2,758,420
Net Asset Value per share(1)                                                           $    24.70     $     25.72     $     31.87


         (1) Share and per-share amounts have been restated to reflect the reverse stock split that took effect 18 June 1999.

                                 DIRECTORS

Erich Coenen             Claude Kremer                 Francois Moes
Member of the Board of   Partner                       Member of the
  Managing Directors     Arendt & Medernach             Executive Board
Commerzbank AG                                         Banque Internationale a
                                                        Luxembourg

Jeffrey A. Cozad         Jay O. Light                   William D. Sanders
Managing Director        Professor, Harvard University  Chairman (1)
Security Capital         Graduate School of             Security Capital
  U.S. Realty             Business Administration       U.S. Realty


                                                        (1) Non-executive


                             PRINCIPAL OFFICES

Security Capital         U.K. Affiliate                 U.S. Affiliate
 U.S. Realty             Security Capital U.S. Realty   Security Capital
25b, boulevard Royal     Management Ltd.                 Investment Research
L-2449 Luxembourg        7 Clifford Street               Incorporated
Telephone                London WIX ZUS England         11 South LaSalle Street
(352) 46 37 56 1         Telephone 44 20 7534 5600      Chicago, Illinois 60603
Facsimile                Facsimile 44 20 7534 5795      USA
(352) 46 37 56 5555                                     Telephone
                                                        (312) 345-5800
                                                        Facsimile
                                                        (312) 345-5888


                          SHAREHOLDER INFORMATION

Stock Exchange                Transfer Agent           ADR Programme
NYSE: RTY                     First European Transfer  Mr. Steven Kim
Amsterdam AEX Stock Exchange   Agent S.A.              Bank of New York
 ISIN-Code: LU0060100673      11, boulevard            101 Barclay Street
 Clearing Code: 45045         Grande-Duchesse          22nd Floor - West
Bloomberg Symbol: SCUS NA     Charlotte                New York, New York 10286
Reuters Symbol: CAPAu.AS      L-1331 Luxembourg        Telephone (212) 815 3967
                              Telephone                Facsimile (212) 571 3050
                              (352) 25 47 01 1         Internet
                              Facsimile                www.bankofny.com
                              (352) 25 47 01 500

                                         Web site:  www.sc-usrealty.com

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

Definition

     For the purposes of this report, the term "SC-U.S. Realty" means Security Capital U.S. Realty (the "Company") and its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All references herein to "dollars" or "$" shall mean United States Dollars.

Introduction

     The Company is a research-driven real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return.

     The Company, which was incorporated in July 1995, completed a $509.5 million initial private offering in October 1995 and has since funded the following strategic investment positions:


                                                   Initial     Total Cost as of  Total Value as of
                              Initial Funding     Commitment   31 December 1999   31 December 1999
Company                             Date       (in millions)(1)  (in millions)     (in millions)
-------

CarrAmerica.................         April 1996   $      250    $          700    $         604(2)
City Center Retail..........         April 1997   $      150    $          304    $         304(3)
CWS Communities.............      December 1997   $      300    $          236    $         236(3)
Regency.....................          July 1996   $      332(4) $          760    $         685(2)
Storage USA.................         March 1996   $      220    $          394    $         356(2)
Urban Growth Property.......         April 1997   $      150    $          189    $         189(3)
                                                               ----------------
     Total..................                                    $        2,583    $          2,374
                                                                ================    ================

(1) See "Capital Deployment Activities" for additional information regarding commitments.
(2) Based on the closing price on the New York Stock Exchang ("NYSE") of common shares held on such date.
(3) Private real estate investment trust ("REIT") or real estate operating company. See Note 2A to the Consolidated Financial Statements for the methodology utilised to assess the value of investments in private entities.
(4) Includes the initial commitment of $200 million to Pacific Retail which merged with Regency on 28 February 1999. See Note 3A to the Consolidated Financial Statements.

     In addition to its six strategic investment positions, SC-U.S. Realty has invested $42.0 million in private investment positions, all of which are U.S. real estate operating companies. As of 31 December 1999, the value of SC-U.S. Realty's private investment positions represented approximately 1.7% of SC-U.S. Realty's total assets.

     SC-U.S. Realty has also invested $165.0 million in the common shares and subordinated debentures of Security Capital Group Incorporated ("Security Capital Group"), which in aggregate accounted for approximately 3.8% of SC-U.S. Realty's total assets as of 31 December 1999. On 15 March 2000, SC-U.S. Realty announced the sale of its Security Capital Group investment for $96.9 million.

     As of 31 December 1999, SC-U.S. Realty had committed an aggregate of $2.9 billion to both its strategic investment and other investment positions, of which $2.8 billion had been funded. This compares to an aggregate commitment of $3.2 billion as of 31 December 1998, of which $3.0 billion had been funded. The decrease in the aggregate commitment is the result of the sale of the public special opportunity investment portfolio.

     On 5 May 1999, SC-U.S. Realty announced that its Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares. On 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. As of 31 December 1999, SC-U.S. Realty had repurchased 9,861,435 shares at an aggregate cost of $184.2 million, representing approximately 11.4% of the Company's shares outstanding at the commencement of the programme.

     On 17 May 1999, SC-U.S. Realty's shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two shares of SC-U.S. Realty were automatically converted into one share.

     On 24 June 1999, SC-U.S. Realty began trading its American Depositary Receipts (ADRs) on the NYSE, under the ticker symbol "RTY." The company's shares will continue to be listed and traded on the AEX Stock Exchange in Amsterdam (ISIN-Code: LU0060100673).

Operating Results

     Years ended 31 December 1999 and 1998

     Net operating income decreased by $6.9 million, or 8.9%, to $71.0 million for the year ended 31 December 1999 as compared to $77.9 million for the year ended 31 December 1998. The decrease is mainly attributable to an increase in interest expense on the 2% Senior Unsecured Convertible Notes due 2003 ($450 million aggregate principal amount at maturity) (the "Convertible Notes") issued in May 1998. The company also experienced a higher interest expense due to increased levels of borrowings on its $400 million unsecured line of credit, which was guaranteed by HOLDINGS (the "Company Line"). On 30 December 1999, the Company Line was replaced by a $350 million unsecured line of credit of HOLDINGS, which is guaranteed by the Company (the "new HOLDINGS Line") (both lines referred to herein as the "Lines of Credit"). Interest on the Convertible Notes increased $11.8 million, or 79.1%, to $26.6 million for the year ended 31 December 1999 as compared to $14.8 million for the year ended 31 December 1998. This is due to the Convertible Notes being outstanding for the full year. Interest on the Lines of Credit increased $1.6 million, or 8.7%, to $20.0 million for the year ended 31 December 1999 as compared to $18.4 million for the year ended 31 December 1998.

     Net Operating Income

     Net operating income represents the difference between total revenues and total expenses.

     The following table sets forth information regarding SC-U.S. Realty's net operating income during the years ended 31 December 1999 and 1998:

                                               Year ended 31 December
                                               ----------------------
                                              1999                1998
                                             -----                ----
                                       Amount       %       Amount       %
                                      ---------   ------     ------   ------
                                            (in thousands $, except %)

Total Revenues............            $161,043    100.0%   $156,825    100.0%
Total Expenses............              90,051     55.9      78,926     50.3
                                     ----------   ------    -------    -------
Net Operating Income......            $ 70,992     44.1%   $ 77,899    49.7%
                                      =========   ======   =========   ======

     The net operating income margin decreased to 44.1% during 1999 from 49.7% in 1998. This is primarily due to higher interest expense on (i) the Convertible Notes and (ii) the Lines of Credit.

     Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total revenues during the years ended 31 December 1999 and 1998:


                                                                  Year ended 31 Decembe
                                                                  -----------------------
                                                                    1999                 1998
                                                                   ------               ------
                                                             Amount       %        Amount      %
                                                            ----------   ---      --------   ----
                                                                 (in thousands $, except %)

Gross dividends from strategic investment positions
     CarrAmerica........................................   $  52,916    32.9%   $  51,999    33.2%
     City Center Retail.................................       6,990     4.3           --     --
     CWS Communities....................................       9,057     5.6        4,783     3.0
     Regency (1)........................................      57,852    35.9       56,422    36.0
     Storage USA........................................      31,532    19.6       29,934    19.1
     Urban Growth Property..............................      10,160     6.3        4,338     2.8
                                                          -----------  -------   ---------   -----
          Subtotal......................................    $168,507   104.6%    $147,476    94.1%
Gross dividends from other investment positions.........       8,925     5.6       20,908    13.3
                                                          -----------
          Total Gross Dividends.........................    $177,432     110.2%   $168,384    107.4%
Interest income from affiliate..........................       3,575     2.2         3,575    2.3
Interest income from non-affiliate and other income.....       4,188     2.6         1,132    0.7
                                                          -----------
          Total Gross Revenues..........................    $185,195     115.0%   $173,091    110.4%
Withholding tax on dividends received...................     (24,152)  (15.0)      (16,266) (10.4)
                                                          -----------
          Total Revenues................................    $161,043     100.0%   $156,825    100.0%
                                                            ========-    =====    ========-   =====


-----------------------
(1)  On 28 February 1999 Regency merged with Pacific Retail.
     In order to align the dividend record date of the former Pacific Retail shareholders with the dividend record date of Regency, Pacific Retail paid a pro-rata dividend to its shareholders in the first quarter of 1999. As a result, Pacific Retail shareholders only received 42 days worth of dividends in the first quarter of 1999. See Note 3A to the Consolidated Financial Statements.

     As the table indicates, most of SC-U.S. Realty's total revenues during 1999 and 1998 were derived from dividends from its strategic investment positions.

     "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in Security Capital Group's 6.5% convertible subordinated debentures due 2016. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at our option.

     "Interest income from non-affiliate and other income" consist of interest earned on cash balances and convertible debt of other investment positions. The increase in this item between the year ended 31 December 1999 and the corresponding year in 1998 is attributable to higher interest earned on the increased level of convertible debt held by SC-U.S. Realty during 1999.

     Total Expenses. For the year ended 31 December 1999, total expenses amounted to $90.1 million, of which $32.5 million, or 36.1%, represented fees paid to the Operating Advisor and $47.8 million, or 53.1%, represented
(i) interest on the Convertible Notes, (ii) interest on the Lines of Credit and (iii) related expenses. During the year, general and administrative expenses were approximately $3.6 million, or 4.0% of total expenses, taxes were $4.6 million, or 5.1% of total expenses, and amortisation of Convertible Notes deferred costs was $1.6 million, or 1.7% of total expenses.

     For the year ended 31 December 1998, total expenses amounted to $78.9 million, of which $35.2 million, or 44.6%, represented fees paid to the Operating Advisor and $35.9 million, or 45.5%, represented (i) interest on the $700 million secured line of credit of HOLDINGS (the "old HOLDINGS Line"), which was replaced by the Company Line in December 1998, (ii) interest on the Company Line, (iii) interest on the Convertible Notes and
(iv) related expenses. During the year, general and administrative expenses were approximately $4.4 million, or 5.6% of total expenses, taxes were $2.4 million, or 3.0% of total expenses, and amortisation of Convertible Notes deferred costs was $1.0 million, or 1.3% of total expenses. Interest expense increased as a result of a full year of interest payments on the Convertible Notes.

     Net Realised Gains or Losses on Public Special Opportunity Positions

     Historically, public special opportunity positions were investments in publicly traded REITs, which were generally held for an intermediate term of 12 to 18 months, although the sale of such positions could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. The objective of these public special opportunity positions was to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in relatively liquid investments (which assets could be redeployed on relatively short notice).

     During the year ended 31 December 1999, all of the publicly traded special opportunity investments, except for the investment in Security Capital Group, were sold. During the year, net realised losses on public special opportunity positions were $65.6 million and during the year ended 31 December 1998, net realised gains on public special opportunity positions were $32.9 million.

     Decrease/Increase in Appreciation of Strategic Investment and Other Investment Positions

     During the years ended 31 December 1999 and 1998, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of SC-U.S. Realty's strategic investment and other investment positions.

     During the year ended 31 December 1999, the largest part of the decrease of $152.7 million in the unrealised appreciation was attributable to the decrease in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($82.3 million, or 53.9% of the total decrease), followed by Regency ($77.1 million, or 50.5%), and Storage USA ($24.4 million, or 16.0%). This decrease was partly offset by an increase in the appreciation of SC-U.S. Realty's investment in other investment positions ($31.1 million, or 20.4%).

     During the year ended 31 December 1998, the largest part of the decrease of $642.4 million in the unrealised appreciation was attributable to the decrease in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($215.3 million, or 33.5% of the total decrease), followed by Regency ($171.3 million, or 26.8%), the other investment positions ($169.6 million, or 26.5%), and Storage USA ($87.9 million, or 13.7%). In both years, the decrease in the unrealised appreciation of the strategic investments is the result of the decrease in the stock prices of the investments principally due to the general decline in the REIT market.

     Although the reduction in stock prices of SC-U.S. Realty's strategic investment and other investment positions for the years ended 31 December 1999 and 1998, does not affect SC-U.S. Realty's net operating income, it does adversely impact its net assets resulting from operations on its Consolidated Statement of Operations. SC-U.S. Realty cannot predict the future stock prices of its strategic investment and other investment positions. Additional reductions in such stock prices would continue to reduce net assets resulting from operations and, as a result, could have a materially adverse impact on SC-U.S. Realty's Consolidated Statement of Operations.

   Years ended 31 December 1998 and 1997

     Net operating income increased by $17.6 million, or 29.2%, to $77.9 million for the year ended 31 December 1998 as compared to $60.3 million for the year ended 31 December 1997. The increase is mainly attributable to an increase in dividends derived from a higher level of fundings to strategic investees. Gross dividends from strategic investment positions increased $48.6 million, or 49.1%, to $147.5 million for the year ended 31 December 1998 as compared to $98.9 million for the year ended 31 December 1997. Fundings to strategic investees increased by $564.6 million at cost, or 29.3%, to $2.5 billion as of 31 December 1998 as compared to $1.9 billion as of 31 December 1997.

     Net Operating Income

     Net operating income represents the difference between total revenues and total expenses.

     The following table sets forth information regarding SC-U.S. Realty's net operating income during the years ended 31 December 1998 and 1997:


                                          Year ended 31 December
                                    1998                   1997
                                   -------               -------
                               Amount         %           Amount         %
                              --------      -----        --------      -----
                                    (in thousands $, except %)

Total Revenues............     $156,825     100.0%       $102,917      100.0%
Total Expenses............       78,926      50.3          42,608       41.4
                             ----------     ------       --------      ------
Net Operating Income......    $  77,899      49.7%      $  60,309       58.6%
                              =========     ======       =========     ======

     The net operating income margin decreased to 49.7% in 1998 from 58.6% in 1997. This is due to a higher interest expense resulting from increased levels of borrowing on the old HOLDINGS Line and the Company Line, as well as interest expense on the Convertible Notes. These increases were partially offset by lower interest rates on the old HOLDINGS Line and the Company Line.

     Total Revenues. The following table sets forth information regarding SC-U.S. Realty's total revenues during the years ended 31 December 1998 and 1997:


                                                                  Year ended 31 December
                                                                  -----------------------
                                                                 1998                 1997
                                                                --------             -------
                                                           Amount       %        Amount      %
                                                          ----------   ----     --------   ----
                                                                 (in thousands $, except %)

Gross dividends from strategic investment positions
     CarrAmerica.                                          $  51,999    33.2%  $  41,412     40.2%
     CWS Communities       .                                   4,783     3.0          --       --
     Regency(1)...                                            56,422    36.0      33,017     32.1
     Storage USA.                                             29,934    19.1      24,497     23.8
     Urban Growth Property          .                          4,338     2.8          --       --

          Subtotal         .                                $147,476    94.1%  $  98,926     96.1%
Gross dividends from special opportunity positions   .        20,908    13.3      17,594     17.1
                                                          -----------  ------   --------    ------
          Total Gross Dividends     .                       $168,384   107.4%   $116,520    113.2%
Interest income from affiliate      .                          3,575     2.3       2,896      2.8
Interest income from non-affiliate and other income  .         1,132     0.7         805      0.8
                                                          -----------  ------   --------    -------
          Total Gross Revenues                              $173,091   110.4%   $120,221    116.8%
Withholding tax on dividends receive.                        (16,266)  (10.4)    (17,304)   (16.8)
                                                          -----------  -------  ---------   --------
          Total Revenues   .                                $156,825   100.0%   $102,917    100.0%
                                                            ========-  ======   =========   ======

(1)   On 28 February 1999 Regency merged with Pacific
      Retail.

    See Note 3A to the Consolidated Financial Statements.

     As the table indicates, most of SC-U.S. Realty's total revenues during 1998 and 1997 were derived from dividends from its strategic investment positions. The increase is mainly attributable to an increase in dividends derived from a higher level of average fundings to strategic investees as well as increased REIT dividend requirements from improved operating results at the strategic investees.

     "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in 6.5% convertible subordinated debentures due 2016 issued by Security Capital Group. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and are currently convertible into shares of Class A common stock of Security Capital Group, at our option.

     "Interest income from non-affiliate and other income" consist of interest earned on cash balances and convertible debt. The increase in this item between the year ended 31 December 1998 and the corresponding year in 1997 is attributable to interest on convertible debt held by SC-U.S. Realty during 1998 and during the second half of 1997.

     Total Expenses. For the year ended 31 December 1998, total expenses amounted to $78.9 million, of which $35.2 million, or 44.6%, represented fees paid to the Operating Advisor and $35.9 million, or 45.5%, represented
(i) interest on the Convertible Notes, (ii) interest on the old HOLDINGS Line, (iii) interest on the Company Line and (iv) related expenses. During the year, general and administrative expenses were approximately $4.4 million, or 5.6% of total expenses, taxes were $2.4 million, or 3.0% of total expenses, and amortisation of Convertible Notes deferred costs were $1.0 million, or 1.3% of total expenses.

     For the year ended 31 December 1997, total expenses amounted to $42.6 million, of which $24.6 million, or 57.8%, represented fees paid to the Operating Advisor and $13.6 million, or 31.9%, represented interest on the old HOLDINGS Line and related expenses. During the year, general and administrative expenses were $2.5 million, or 5.9% of total expenses, and taxes were $1.9 million, or 4.4% of total expenses.

     The increase in fees paid to the Operating Advisor over the prior year is primarily a result of the increased level and value of fundings to strategic investees. Interest expense increased as a result of new borrowings under the Convertible Notes and an increased average balance on the old HOLDINGS Line and the Company Line, the proceeds of which were utilised to fund a portion of the new investments. These increases in interest expense were partially offset by a decline in the average interest rates on the old HOLDINGS Line and the Company Line.

     Net Realised Gains on Public Special Opportunity Positions

     Historically, public special opportunity positions were investments in publicly traded REITs, which were generally held for an intermediate term of 12 to 18 months, although the sale of such positions could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. The objective of these public special opportunity positions is to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in relatively liquid investments (which assets could be redeployed on relatively short notice).

     During the years ended 31 December 1998 and 1997, net realised gains on special opportunity positions were $32.9 million and $41.1 million, respectively. In both cases, these gains were derived exclusively from the disposition of publicly traded special opportunity positions.

     Decrease/Increase in Appreciation on Strategic Investment and Other Investment Positions

     During the years ended 31 December 1998 and 1997, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of SC-U.S. Realty's strategic investment and other investment positions.

     During the year ended 31 December 1998, the largest part of the decrease of $642.4 million in the unrealised appreciation was attributable to the decrease in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($215.3 million, or 33.5% of the total decrease), followed by Regency ($171.3 million, or 26.8%), the other investment positions ($169.6 million, or 26.5%), and Storage USA ($87.9 million, or 13.7%).

     During the year ended 31 December 1997, the main factor behind the increase of $265.0 million in the unrealised appreciation of SC-U.S. Realty's strategic investment and other investment positions was the increase in the appreciation in SC-U.S. Realty's investment in Regency ($143.4 million, or 54.1% of the total increase), followed by CarrAmerica ($75.8 million, or 28.6%), Storage USA ($24.0 million, or 9.1%), and the other investment positions ($23.6 million, or 9.1%).

Liquidity and Capital Resources

     SC-U.S. Realty's total indebtedness as of 31 December 1999 was approximately $625.2 million and the value of SC-U.S. Realty's total assets was $2.5 billion. As of 31 December 1999, the closing share price on the Amsterdam AEX Stock Exchange was $14.20 and the closing price of the ADRs on the NYSE was $14.06. SC-U.S. Realty expects its principal sources of liquidity to be from its receipt of dividends from strategic investments, fundings from the new HOLDINGS Line and proceeds from sales of its other investment positions. SC-U.S. Realty expects that these sources will enable it to meet both its short-term and long-term cash requirements for its funding commitments, working capital and debt repayment for the next twelve months.

     The lenders under the new HOLDINGS Line are Commerzbank Aktiengesellschaft and a consortium of European and international banks. As of 31 December 1999, $239.0 million was drawn and outstanding under the new HOLDINGS Line. The earliest date on which the new HOLDINGS Line will expire is 1 December 2001, but SC-U.S. Realty has the right on 1 December 2000 to convert the then outstanding borrowings into a three- year term loan with quarterly amortisation payments to be made over a three-year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new HOLDINGS Line (and the three-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 1.00% to 1.85% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt rating). Additionally, there is a commitment fee of 0.15% to 0.20% per annum (based on the amount of the line which remains undrawn). All borrowings under the new HOLDINGS Line are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 31 December 1999,
 SC-U.S. Realty was in compliance with these covenants.

     Average daily borrowings under the new HOLDINGS Line and the Company Line for the year ended 31 December 1999 were $297.9 million, at a weighted average interest rate of 6.60% per annum.

     Through offerings of its shares, the Company received gross equity proceeds aggregating $2.1 billion in the period between 1 January 1996 and 31 December 1997, of which $1.1 billion was received in 1997 and $1.0 billion in 1996. In addition, during May 1998, the Company issued $450 million (aggregate principal amount at maturity) of Convertible Notes. The Convertible Notes were issued at a discount to their aggregate principal amount at maturity. SC-U.S. Realty used the net proceeds of approximately $352.7 million to repay borrowings under the old HOLDINGS Line which were incurred principally for the purpose of funding commitments both to existing and new strategic investment positions. Under the terms of the Convertible Notes, the Company is not permitted to incur Senior Indebtedness (as defined in the Indenture dated as of 22 May 1998, between the Company and State Street Bank and Trust Company, as trustee, as amended, the "Indenture") that is not subordinated to the same extent as the Convertible Notes or to incur Secured Indebtedness (as defined in the Indenture) that is by its terms senior in right of payment to the Convertible Notes, except that the Company is permitted to guarantee, on a secured and/or senior unsubordinated basis, the obligations of any wholly owned subsidiary with respect to any Permitted Indebtedness (as defined in the Indenture). As of and for the year ended 31 December 1999, SC-U.S. Realty was in compliance with these covenants. The Convertible Notes are convertible into shares at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion rate equal to
26.39095 shares (giving effect to the reverse stock split) per $1,000 aggregate principal amount at maturity. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value thereof, together with accrued and unpaid interest. Upon a change in control of SC-U.S. Realty, each holder of the Convertible Notes has the right, at the holder's option, to require SC-U.S. Realty to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value thereof, together with accrued and unpaid interest through the repurchase date.

     On 5 May 1999, SC-U.S. Realty announced that its Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares. On 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. As of 31 December 1999, SC-U.S. Realty had repurchased 9,861,435 shares at an aggregate cost of $184.2 million, representing approximately 11.4% of the Company's shares outstanding at the commencement of the programme. This share repurchase programme has been and will continue to be funded with proceeds received from the sale of the public special opportunity investment portfolio together with the sale of the common stock and debentures of Security Capital Group. During the year ended 31 December 1999, the sale of SC-U.S. Realty's public special opportunity investment portfolio realised net proceeds of $242.8 million. In addition, SC-U.S. Realty announced on 15 March 2000 that it sold its investment in Security Capital Group for $96.9 million.

Capital Deployment Activities

     During the year ended 31 December 1999, SC-U.S. Realty deployed an additional $90.7 million in strategic investment positions and disposed of $308.2 million of public special opportunity positions. As of 31 December 1999, SC-U.S. Realty had outstanding contractual obligations of $109.9 million ($46.1 million to City Center Retail and $63.8 million to CWS Communities).

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1999 were as follows:



                                                 Total        Total Cost
                                                 -----
                                                 Amount         (Amount         Amount to
                                                 ------         -------         ---------
                                               Committed      Funded)(1)      be Funded (1)
                                               ---------      -----------     -------------

                                                            (in thousands $)

CarrAmerica (NYSE: CRE)...................     $   699,905   $   699,905$        --
City Center Retail (Private)..............         350,232       304,132       46,100(2)
CWS Communities (Private).................         300,329       236,488       63,841(2)
Regency (NYSE: REG)(3)....................         759,807       759,807         --
Storage USA (NYSE: SUS)...................         394,362       394,362         --
Urban Growth Property (Private)...........         188,582       188,582         --
Security Capital Group (NYSE: SCZ)........         165,000       165,000         --
Private investment positions..............          42,019        42,019          --
     Total................................      $2,900,236    $2,790,295      $  109,941
                                                ==========    ==========      ==========

-------------------
(1)   Included in Total Amount Committed.
(2)   Represents a contractual obligation.
(3)   On 28 February 1999 Regency merged with Pacific Retail.
    See Note 3A to the Consolidated Financial Statements.

     Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the new HOLDINGS Line. These borrowings are expected to be reduced with internally generated free cash flow, proceeds from the sale of other investment positions and the proceeds from future issuances of debt or equity securities.

Strategic Private Company Investments

City Center Retail Trust

Business Description and Strategy

     City Center Retail was created to provide high quality customer service on a national basis to top U.S. and international retailers in attractive downtown and urban infill markets throughout the United States. City Center Retail was established to acquire, develop, operate and own well- designed and well-managed urban retail properties in attractive U.S. markets for premier U.S. and international retailers.

     On 30 March 2000, SC-U.S. Realty announced that City Center Retail had sold 20 properties for approximately $193.4 million. Net proceeds to SC-U.S. Realty from the sale, after debt repayment and closing costs, were approximately $103.6 million. SC-U.S. Realty will record a loss on the property sales of $14.7 million, which will be reflected in its Statement of Net Assets and Statement of Operations in 2000. City Center Retail's remaining assets consist of eight properties, with a total expected cost upon completion of development and stabilisation of approximately $263.0 million.


  Financial Highlights                       1999              1998          % Change
  --------------------                      --------          ---------      ---------

                                                (in thousands U.S. $, except %)

Total Assets..........................        $437,235        $365,431           19.6%
Total Debt............................        $102,252       $  41,080          148.9%
Total Debt to Total Assets............              23.4%           11.2%         --
Rental Revenues.......................       $  33,809       $  17,705           91.0%
Net Operating Income..................       $  26,764       $  12,209          119.2%
Basic EBDADT per Share................       $    0.53       $    0.32           65.6%
Diluted EBDADT per Share..............       $    0.53       $    0.32           65.6%
Dividends per Share...................       $    0.23             --           N/M
Payout Ratio..........................            43.4%            --             --
U.S. Realty Commitment................        $350,232        $350,135            --
U.S. Realty Investment................        $304,132        $304,035            0.0%
U.S. Realty Percent Ownership(1)......              99.9%           99.9%         --


------------------
(1)   Based on common shares outstanding.


  Geographic Breakdown of Assets
  ------------------------------
Chicago....................                 31%
Washington D.C. ...........                 23%
South Florida..............                 18%
California.................                 14%
Portland...................                  8%
Philadelphia...............                  6%
                                          -----
     Total.................                100%
                                           ====



                               Total Expected  Number of
Year-end 1999 Portfolio          Investment    Properties
Summary
Operating properties........        $304,943        21
Under development...........         177,789         5
In planning.................           7,837         2
                               -------------    --------
     Total..................        $490,569        28
                                ==============  ========

CWS Communities Trust

Business Description and Strategy

     CWS Communities' mission is to become the dominant national developer, owner, and operator of manufactured housing communities. This high-growth business niche is a very attractive sector of the U.S. housing industry because its current ownership is very fragmented, there are high barriers to entry, and extremely favourable demographics and supply/demand fundamentals exist. Moreover, the industry has very low turnover (90% - 95% of homes are never moved from their sites) and low capital expenditures, which favours high cash flows and predictable rent increases.

     Currently the sixth largest manufactured home community company in the United States, CWS Communities is being built around the strongest core management team in the industry. The team has 30 years of experience in the industry and has a strong development capability. The Company's private company status offers attractive currency to sellers of large, private portfolios and provides a competitive edge by enabling the Company to focus on development.


  Financial Highlights                    1999          1998      % Change
  --------------------                    ----          ----      --------

                                          (in thousands U.S. $, except %)

Total Assets..........................    $364,914     $228,041        60.0%
Total Debt............................    $ 78,605     $ 29,474       166.7%
Total Debt to Total Assets............          21.5%        12.9%      --
Rental Revenues.......................    $ 37,974     $ 22,048        72.2%
Net Operating Income..................    $ 24,846     $ 13,710        81.2%
Basic EBDADT per Share................    $   0.61     $   0.55        10.9%
Diluted EBDADT per Share..............    $   0.61     $   0.55        10.9%
Dividends per Share...................    $   0.56     $   0.47        19.1%
Payout Ratio..........................          91.8%        85.5%      --
U.S. Realty Commitment................    $300,329     $300,329         --
U.S. Realty Investment................    $236,488     $153,563        54.0%
U.S. Realty Percent Ownership(1)......          94.2%        96.0%      -


(1)   Based on common shares outstanding.



  Geographic Breakdown of Assets
  ------------------------------
Florida .                                    48%
Texas   .                                    21%
AZ, NM, NV.................                  11%
Georgia....................                  10%
California.................                   8%
New Jersey.................                   2%
                                           -----
     Total.................                 100%
                                            ====



                                     Total Expected       Number of
Year-end 1999 Portfolio Summary        Investment         Homesites
-------------------------------
Operating properties........                $352,668           14,097
Under development...........                    --               --
In Planning.................                   7,758              330
                                        -------------        --------
     Total..................                $360,426           14,427
                                         ============        =========


   Urban Growth Property Trust

   Business Description and Strategy

     Urban Growth Property Trust's mission is to become the leading real estate company focused on maximizing the long-term sustainable cash flow and value of income-producing land in highly protected, urban U.S. markets. The Company focuses on three main assets types: urban infill parking assets, off airport parking facilities, and ground leases where there is an opportunity to create value by restructuring existing leases.

     A typical value-creating investment for the Company would include: a) under managed assets, where there is an opportunity to enhance value through repositioning and active management; b) a change in an asset's use, where value is created through unsubordinated land leases, or c) a corporate land lease or fully optimized asset that is strategically located and has long-term sustainable cash flow.


  Financial Highlights                    1999          1998      % Change
  --------------------                   ------         ------    -----------
                                          (in thousands U.S. $, except %)

Total Assets..........................    $324,376     $251,980         28.7%
Total Debt............................    $118,669     $ 56,404        110.4%
Total Debt to Total Assets............          36.6%        22.4%       --
Rental Revenues.......................    $ 33,077     $ 17,399         90.1%
Net Operating Income..................    $ 25,376     $ 14,118         79.7%
Basic EBDADT per Share................    $   0.81     $   0.70         15.7%
Diluted EBDADT per Share..............    $   0.81     $   0.70         15.7%
Dividends per Share...................    $   0.54     $   0.42         28.6%
Payout Ratio..........................        66.7%        60.0%          --
U.S. Realty Commitment................    $188,582     $181,082           --
U.S. Realty Investment................    $188,582     $181,082           4.1%
U.S. Realty Percent Ownership(1)......          98.8%        98.7%        --

------------------------
(1)   Based on common shares outstanding.


  Geographic Breakdown of Assets
Chicago....................                        48%
Off-Airport................                        18%
Philadelphia...............                        17%
Other   .                                          17%
                                                   ---
     Total.................                       100%
                                                  ====

                                                              Number of
                                            Total Expected     Parking
Year-end 1999 Portfolio Summary               Investment        Stalls
-------------------------------               ----------        ------
Operating properties........                       $262,836          17,203
Under development...........                          4,300           1,100
In Planning.................                         10,800           2,000
                                              -------------
     Total..................                       $277,936          20,303
                                               ============       =========

Impact of Year 2000 and the Euro

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Certain computer programs that have time-sensitive software may recognise a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. It could also result in various mechanical malfunctions occurring in the property operations of SC-U.S. Realty's strategic investees.

     SC-U.S. Realty adopted a Year 2000 compliance program in an attempt to minimise or prevent the number and seriousness of any disruptions that could have occurred as a result of the Year 2000 issue. Third party costs to address the Year 2000 issue were less than $100,000 and internal costs incurred for Year 2000 compliance issues were also less than $100,000. SC-U.S. Realty does not anticipate any additional costs related to Year 2000 in the future.

     SC-U.S. Realty has reviewed the impact of the Year 2000 issue on its operations, accounting and financial reporting by interviewing Banque Internationale a Luxembourg ("BIL"), which provides all custodial duties for SC-U.S. Realty, such as custody of cash, securities deposits and financial transactions, as well as certain administrative duties, such as bookkeeping and the calculation of net asset value. In addition, the Operating Advisor uses BIL for its accounting and financial reporting. BIL has informed SC-U.S. Realty that all of its operating, communications and accounting systems, were Euro compliant with effect from 1 January 1999 and Year 2000 compliant by 30 June 1999.

     As a result of SC-U.S. Realty's, its affiliates and its vendors' due diligence and preparations, no significant Year 2000 related problems or failures were experienced by SC-U.S. Realty prior to or after 1 January 2000 and no significant Year 2000 problems or failures are anticipated in the future.

                        SECURITY CAPITAL U.S. REALTY
                     CONSOLIDATED FINANCIAL STATEMENTS

                            At 31 December 1999
                                  Audited


  Auditors' Report.............................................    12


Consolidated Statements of Net Assets..........................    13


Consolidated Statements of Operations..........................    14


Consolidated Statements of Cash Flows..........................    15


Consolidated Statements of Changes in Net Assets...............    16


Consolidated Statements of Changes in Shares Outstanding.......    16


Consolidated Financial Highlights..............................    16


Consolidated Schedules of Strategic Investment Positions.......    17


Consolidated Schedules of Other Investment Positions...........    18


Notes to the Consolidated Financial Statements.................    19

                              AUDITOR'S REPORT

               To the Board of Directors and Shareholders of
                        Security Capital U.S. Realty
                                 Luxembourg

     We have audited the consolidated financial statements, which consist of the consolidated statement of net assets, the consolidated statement of operations, the consolidated statement of changes in net assets, the consolidated statement of cash flows, the consolidated statement of changes in shares outstanding, the consolidated financial highlights for the year, and the consolidated schedules of investments and the notes to the consolidated financial statements of Security Capital U.S. Realty (the "Company") as of 31 December 1999 and 1998 and for each of the three years ended 31 December 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with International Standards on Auditing and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors of the Company, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the attached consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries at 31 December 1999 and 1998, and the results of their operations and their cash flows and their financial highlights for each of the three years ended 31 December 1999, 1998 and 1997 in conformity with Luxembourg legal and regulatory requirements and in conformity with accounting principles generally accepted in the United States.

     Supplementary information included in the annual financial report has been reviewed in the context of our mandate but has not been subject to specific audit procedures carried out in accordance with the standards described above. Consequently, we express no opinion on such information. We have no observation to make concerning such information in the context of the consolidated financial statements taken as a whole.


PricewaterhouseCoopers S.a.r.l.                  Luxembourg, 25 February 2000
Reviseur d'enterprises
Represented by



Pascal Rakovsky                         Thierry Blondeau



                        SECURITY CAPITAL U.S. REALTY
                   CONSOLIDATED STATEMENTS OF NET ASSETS

                            At 31 December 1999
              (in thousands U.S. $, except per-share amounts)
                                  Audited

                                                                                        1999          1998
                                                                                      --------      --------

ASSETS
     Strategic investment positions at value (Note 3):
          CarrAmerica (Cost $699,905; $699,851, respectively)......................   $   604,247   $   686,482
          City Center Retail (Cost $304,132; $304,035, respectively)...............       304,132       304,035
          CWS Communities (Cost $236,488; $153,563, respectively)..................       236,488       153,563
          Regency (Cost $759,807; $759,788, respectively) (Note 3A)................       685,465       762,580
          Storage USA (Cost $394,362; $394,272, respectively)......................       355,911       380,178
          Urban Growth Property (Cost $188,582; $181,082, respectively)............       188,582       181,082
     Other investment positions at value (Note 3):
          Security Capital Group Incorporated (Cost $165,000; $165,000,
             respectively).........................................................        95,780       116,245
          Private investment positions (Cost $42,019; $15,275, respectively).......        42,019        15,275
          Public special opportunity positions (Cost $0; $298,756, respectively)               --       247,205
                                                                                    ---------------
Total investments..................................................................    $2,512,624    $2,846,645
Cash and cash equivalents..........................................................         2,732         2,994
Accounts receivable and other (Note 4).............................................        15,530        23,989
                                                                                     -------------
TOTAL ASSETS.......................................................................    $2,530,886    $2,873,628
                                                                                       ==========-   ==========

LIABILITIES
          Accounts payable and accrued expenses (Note 5)...........................  $      6,033   $    13,497
          Taxes payable (Note 9)...................................................         4,818         1,306
          Line of credit (Note 6)..................................................       239,000       262,500
          Convertible notes (Note 7)...............................................       386,157       369,940
TOTAL LIABILITIES..................................................................   $   636,008   $   647,243
                                                                                      ------------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)                                                $1,894,878    $2,226,385
                                                                                       ==========-   ==========
          Authorised 250,000,000 shares of $4.00 par value, 86,561,872 shares issued and 76,700,437 outstanding at 31 December 1999
             and
             86,561,872 issued and outstanding at 31 December 1998 (Note 13).......   $   346,247   $   346,247
          Share premium account (Note 14)..........................................     1,564,939     1,749,158
                                                                                      ------------
PAID-IN CAPITAL....................................................................    $1,911,186    $2,095,405
          Legal reserve (Note 12)..................................................        30,375        30,375
          Reserve for own shares (Note 14).........................................       184,219           --
          Undistributed net operating income.......................................       219,144       148,152
          Accumulated net realised gain............................................        11,844        77,431
          Unrealised depreciation on strategic investment and other investment
             positions                                                                   (277,671)     (124,978)
          Acquisition of own shares (Note 14)......................................      (184,219)           --
                                                                                     -------------
SHAREHOLDERS' EQUITY...............................................................    $1,894,878     $2,226,385
                                                                                       ==========-    ==========
          Net Asset Value Per Share (Note 14)......................................  $      24.70  $      25.72

   The accompanying notes form an integral part of the financial statements.



                                    13




                                                    SECURITY CAPITAL U.S. REALTY
                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                        For the years ended 31 December 1999, 1998 and 1997
                                          (in thousands U.S. $, except per-share amounts)
                                                              Audited
                                                                                1999           1998          1997
                                                                               --------     ----------   -----------
REVENUES
Gross Dividends from strategic investment positions:
     CarrAmerica............................................................   $   52,916   $   51,999   $  41,412
     City Center Retail.....................................................        6,990          --          --
     CWS Communities........................................................        9,057        4,783         --
     Regency (Note 3A)......................................................       57,852       56,422      33,017
     Storage USA............................................................       31,532       29,934      24,497
     Urban Growth Property..................................................       10,160        4,338          --
                                                                              ------------
                                                                                $ 168,507    $ 147,476   $  98,926
Gross Dividends from public special opportunity positions...................        8,925       20,908      17,594
                                                                              ------------
                                                                                $ 177,432    $ 168,384    $116,520
Interest income from affiliate..............................................        3,575        3,575       2,896
Interest income from non-affiliate and other income.........................        4,188        1,132         805
                                                                              ------------
TOTAL GROSS REVENUES........................................................    $ 185,195    $ 173,091    $120,221
     Withholding tax on dividends received..................................      (24,152)     (16,266)    (17,304)
                                                                              ------------
TOTAL REVENUES..............................................................    $ 161,043    $ 156,825    $102,917
                                                                                =========-   =========-   ========
EXPENSES
Operating advisor fees......................................................   $   32,544   $   35,220   $  24,632
Custodian fees..............................................................          475          459         470
Directors fees..............................................................          155          103          85
Professional expenses.......................................................        1,500        1,843         810
Administrative expenses.....................................................        1,404        2,057       1,159
Amortisation of convertible notes deferred costs............................        1,573          959         --
Taxes   .                                                                           4,555        2,429       1,857
Line of credit arrangement and commitment fees..............................        1,177        2,561       2,259
Interest on line of credit..................................................       20,045       18,434      11,336
Interest on convertible notes...............................................       26,623       14,861          --
                                                                              ------------
TOTAL EXPENSES..............................................................   $   90,051   $   78,926   $  42,608
                                                                               -----------
NET OPERATING INCOME........................................................   $   70,992   $   77,899   $  60,309
NET REALISED AND UNREALISED (LOSS)/GAIN ON
   STRATEGIC INVESTMENT AND OTHER INVESTMENT
   POSITIONS
Net realised (loss)/gain on public special opportunity positions............   $  (65,587)  $   32,878   $  41,073
Net (decrease)/increase in appreciation on strategic investment and other
   investment positions.....................................................     (152,693)    (642,372)    264,974
                                                                               -----------
NET (LOSS)/GAIN ON STRATEGIC INVESTMENT AND OTHER
   INVESTMENT POSITIONS.....................................................    $(218,280)   $(609,494)   $306,047
                                                                                ----------
(DECREASE)/INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS...............................................................    $(147,288)   $(531,595)   $366,356
                                                                                =========    =========    ========

                             The accompanying notes form an integral part
of the financial statements.


                                     14




                                                    SECURITY CAPITAL U.S. REALTY
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        For the years ended 31 December 1999, 1998 and 1997
                                          (in thousands U.S. $, except per-share amounts)
                                                              Audited

                                                                               1999         1998           1997
                                                                             --------     --------       --------
Operating Activities:
   (Decrease)/Increase in net assets resulting from operations..........     $(147,288)   $(531,595) $    366,356
   Adjustments to reconcile (decrease)/increase in net assets resulting from operations to net cash provided by operating activities:
     Movement in unrealised gain........................................       152,693      642,372      (264,974)
     Movement in accretion on convertible notes.........................        16,217        9,387           --
     Movement in convertible notes deferred costs.......................         1,573          959           --
     Changes in operating assets and liabilities:
          Accounts receivable and other.................................         6,886      (10,266)        1,498
          Interest receivable from affiliate............................           --           --            366
          Accounts payable and accrued expenses.........................        (1,233)        (256)        2,488
          Operating advisor fees payable................................        (6,230)       1,371         4,629
          Taxes payable.................................................         3,512          286            625
                                                                           ------------
               Net cash provided by operating activities................    $   26,130    $ 112,258  $    110,988
                                                                            -----------
Investing Activities:
   Fundings in strategic investment positions:
     CarrAmerica........................................................   $       (54)  $  (63,464) $   (207,971)
     City Center Retail.................................................           (97)    (220,370)      (83,665)
     CWS Communities....................................................       (82,925)     (60,963)      (92,600)
     Regency (Note 3A)..................................................           (19)     (10,634)     (471,741)
     Storage USA........................................................           (90)     (45,828)      (76,561)
     Urban Growth Property..............................................        (7,500)    (163,379)      (17,703)
   Fundings in Security Capital Group...................................           --           --       (142,500)
   Fundings in other investment positions, net..........................       272,012      (31,323)     (104,700)
                                                                            -----------
          Net cash provided/(used) in investing activities..............     $ 181,327    $(595,961)  $(1,197,441)
                                                                             ----------
Financing Activities:
     Net proceeds from shares offering..................................  $         -- $         --   $ 1,072,966
     Net proceeds from convertible notes offering.......................           --       352,667           --
     Offering expenses charged against the share premium account........           --          (440)          --
     Acquisition of own shares..........................................      (184,219)         --            --
     Net (repayments)/drawdowns from line of credit.....................       (23,500)     132,500       (39,500)
                                                                           ------------
          Net cash (used)/provided by financing activities..............     $(207,719)   $ 484,727   $ 1,033,466
                                                                             ----------
Net (decrease)/increase in cash and cash equivalents....................   $      (262)  $    1,024  $    (52,987)
Cash and cash equivalents, beginning of the year........................         2,994        1,970        54,957
                                                                           ------------
Cash and cash equivalents, end of the year..............................    $    2,732   $    2,994 $       1,970
                                                                            ==========-  ==========-=============
Supplemental disclosure of cash flow information:
          Tax paid......................................................    $    1,043   $    2,141 $       1,232
                                                                            ==========-  ==========-=============
          Interest paid on borrowings...................................    $   30,012   $   22,987  $     11,929
                                                                            ==========-  ==========- ============

    The accompanying notes form an integral part of the financial statements.



                                 15




                                                SECURITY CAPITAL U.S. REALTY
                                      CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

                                     For the years ended 31 December 1999, 1998 and 1997
                                       (in thousands U.S. $, except per-share amounts)
                                                           Audited

                                                                                1999           1998           1997
                                                                               --------       -------       --------
OPERATIONS:
Net operating income.....................................................   $    70,992   $    77,899   $    60,309
Net realised (loss)/gain on public special opportunity positions.........       (65,587)       32,878        41,073
(Decrease)/Increase in appreciation on strategic investment and other
   investment positions..................................................      (152,693)     (642,372)      264,974
                                                                           -------------
(Decrease)/Increase in net assets resulting from operations..............   $  (147,288)  $  (531,595)  $   366,356
CAPITAL TRANSACTIONS:
Net proceeds from offerings.............................................. $           --$           --   $1,072,965
(Decrease)/Increase in share premium account.............................      (184,219)         (440)           --
Increase in reserve for own shares.......................................       184,219           --             --
Acquisition of own shares during the year................................      (184,219)           --            --
                                                                           -------------
(Decrease)/Increase in net assets resulting from capital transactions....   $  (184,219) $       (440)   $1,072,965
NET ASSETS:
(Decrease)/Increase in net assets during the year........................   $  (331,507)  $  (532,035)   $1,439,321
Net assets at the beginning of the year..................................     2,226,385     2,758,420     1,319,099
                                                                            ------------
Net assets at the end of the year (includes undistributed net operating income of $219,144 for 1999, $148,152 for 1998, and $73,324 for
   1997).................................................................    $1,894,878    $2,226,385    $2,758,420
                                                                             ==========-   ==========-   ==========
Per-share data:
Net Asset Value..........................................................  $      24.70  $      25.72  $      31.87
                                   CONSOLIDATED STATEMENTS OF CHANGES IN SHARES OUTSTANDING



                                     For the years ended 31 December 1999, 1998 and 1997
                                                           Audited

                                                          Number of shares

                                                   1999           1998         1997
                                                  --------    -----------    -----------
At the beginning of the year..................    86,561,872    86,561,872   48,246,355
Issued during the year........................           --             --   38,315,517
Acquisition of own shares during the year.....    (9,861,435)           --           --
                                                 ------------   ----------   -----------
At the end of the year........................    76,700,437    86,561,872   86,561,872
                                                  ==========-   ==========   ==========

                                              CONSOLIDATED FINANCIAL HIGHLIGHTS

                                     For the years ended 31 December 1999, 1998 and 1997
                                                           Audited

                                                                                     1999     1998      1997
                                                                                   --------  ------    ------
Per-share data:
     Net Asset Value at the beginning of the year................................    $25.72   $31.87    $27.34
     Net operating income........................................................      0.86     0.90      0.92
     Net change in movement in unrealised appreciation and realised gain on
        strategic investment and other investment positions in the year..........     (2.65)   (7.05)     4.64
     Shares issued during the year...............................................       --       --      (1.03)
     Acquisition of own shares during the year...................................      0.77      --        --
                                                                                   ---------  -------  --------
Net Asset Value per-share at the end of the year.................................    $24.70   $25.72    $31.87
                                                                                     ======-  ======-   ======

   The accompanying notes form an integral part of the financial statements.




                                                SECURITY CAPITAL U.S. REALTY
                                  CONSOLIDATED SCHEDULES OF STRATEGIC INVESTMENT POSITIONS

                                                     At 31 December 1999
                                       (in thousands U.S. $, except shares held and %)
                                                           Audited

                                                    Number of                             Percentage of
Strategic Investment Positions      Security Type   Shares Held     Cost        Value      Total Assets
------------------------------
CarrAmerica.....................    Common Stock    28,603,417    $ 699,905    $ 604,247          23.9%
City Center Retail..............    Common Stock    30,390,000      304,132      304,132          12.0%
CWS Communities.................    Common Stock    23,615,858      236,488      236,488           9.3%
Regency (Note 3A)...............    Common Stock    34,273,236      759,807      685,465          27.1%
Storage USA.....................    Common Stock    11,765,654      394,362      355,911          14.1%
Urban Growth Property...........    Common Stock    18,824,100      188,582      188,582           7.4%
                                                                 ------------
Total investment in strategic
   positions....................                                 $2,583,276   $2,374,825          93.8%
                                                                 ==========   ==========     ==========


                                                     At 31 December 1998
                                       (in thousands U.S. $, except shares held and %)
                                                           Audited
                                                      Number of                             Percentage of
Strategic Investment Positions        Security Type   Shares Held     Cost        Value      Total Assets
------------------------------
CarrAmerica.....................       Common Stock   28,603,417    $ 699,851    $ 686,482          23.9%
City Center Retail..............       Common Stock   30,390,000      304,035      304,035          10.6%
CWS Communities.................       Common Stock   15,323,358      153,563      153,563           5.3%
Regency (Note 3A)...............       Common Stock   34,273,236      759,788      762,580          26.6%
Storage USA.....................       Common Stock   11,765,654      394,272      380,178          13.2%
Urban Growth Property...........       Common Stock   18,074,100      181,082      181,082           6.3%
                                                                 ------------
Total investment in strategic
   positions....................                                   $2,492,591   $2,467,920          85.9%
                                                                   ==========   ==========  ============




   The accompanying notes form an integral part of the financial statements.



                                    17




                                                SECURITY CAPITAL U.S. REALTY
                                    CONSOLIDATED SCHEDULES OF OTHER INVESTMENT POSITIONS

                                                     At 31 December 1999
                                               (in thousands U.S. $, except %)
                                                           Audited


                                                                                                  Percentage of
Property Type                                                                Cost       Value     Total Assets
Private investment positions
     Companies in which SC-U.S. Realty owns a 5% or greater interest:
          Other..........................................................   $ 39,215    $39,215           1.6%
     Companies in which SC-U.S. Realty owns less than 5% interest:
          Other..........................................................      2,804      2,804           0.1%
                                                                            ----------
Total investment in private investment positions.........................   $ 42,019    $42,019           1.7%
Investment in Security Capital Group Incorporated........................    165,000     95,780           3.8%
                                                                            ---------  --------    -------------
Total investment in other investment positions...........................   $207,019   $137,799           5.5%
                                                                             =======    =======    =============


                                                     At 31 December 1998
                                               (in thousands U.S. $, except %)
                                                           Audited

                                                                                                 Percentage of
Property Type                                                                Cost       Value    Total Assets
-------------
Private investment positions
     Companies in which SC-U.S. Realty owns a 5% or greater interest:
          Other..........................................................    $  14,446  $  14,446           0.5%
     Companies in which SC-U.S. Realty owns less than 5% interest:
          Other..........................................................          829        829           0.1%
                                                                           -----------
Total investment in private investment positions.........................    $  15,275  $  15,275           0.6%
Public special opportunity positions
     Companies in which SC-U.S. Realty owns a 5% or greater interest:
          Retail.........................................................    $  35,493  $  37,646           1.3%
     Companies in which SC-U.S. Realty owns less than 5% interest:
          Office/Industrial..............................................      107,905     97,658           3.4%
          Hotel..........................................................       79,600     41,356           1.4%
          Multifamily....................................................       29,044     28,727           1.0%
          Storage........................................................       10,227     11,350           0.4%
          Diversified....................................................       13,683     11,004           0.4%
          Retail.........................................................        8,406      6,949           0.2%
          Other..........................................................       14,398     12,515           0.4%
                                                                            ----------
Total investment in public special opportunity positions.................     $298,756   $247,205           8.5%
Investment in Security Capital Group Incorporated........................      165,000    116,245           4.0%
                                                                             ---------
Total investment in other investment positions...........................     $479,031   $378,725          13.1%
                                                                               =======    =======   ============

   The accompanying notes form an integral part of the financial statements.


                        SECURITY CAPITAL U.S. REALTY

               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANISATION

     Security Capital U.S. Realty (the "Company") (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN Code: LU0060100673, Bloomberg Symbol: SCUS NA, Reuters Symbol: CAPAu.AS) was incorporated on 7 July 1995 and is a research-driven real estate management company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return. The Company is organised in Luxembourg as a Societe d'Investissement a Capital Fixe (a company with a fixed capital). On 24 June 1999 the Company's ADRs began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "RTY".

     The Company owns its assets through its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All accounts of HOLDINGS have been consolidated with the Company and all significant intercompany transactions have been eliminated upon consolidation. References herein to SC-U.S. Realty are to the consolidated entity consisting of Security Capital U.S. Realty and HOLDINGS, unless noted otherwise.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and with Luxembourg regulatory requirements. The preparation of financial statements in accordance with GAAP requires the Company's management to make estimates of certain reported amounts in the financial statements. Actual results may differ from those estimates.

   A.   Fair Value Basis of Presentation

     SC-U.S. Realty accounts for its investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the "Guide"). Thus, SC-U.S. Realty's investments in publicly traded companies are valued at market determined by using closing market prices on the NYSE, or other recognised stock exchanges when appropriate, as of the balance sheet date, subject to an appropriate adjustment for transfer restrictions, if any. For privately held investments in which SC-U.S. Realty has an ownership interest, SC-U.S. Realty will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private companies' securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used if it determines that such valuation better reflects the fair value of any assets of the Company.

     Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealised gains or losses relating to changes in fair value of SC-U.S. Realty's investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if such gains were realised. Under current tax laws, and in light of SC-U.S. Realty's operating methods and plans, SC-U.S. Realty's investment gains generally are not subject to income taxes.

     As of 31 December 1999 and 1998, 30.5% and 22.8%, respectively, of SC-U.S. Realty's investments were in private or untraded securities valued at their fair value as determined by the Board of Directors, using the methodology described above. This value may differ from the value that would have been used had a trading market for these securities existed. The valuation of assets assumes that any assets disposed of would be sold in an orderly process; any forced sale of assets under short-term pressures, which is not foreseen, could adversely affect realisable values.

   B.   Accounting for Investments and Income

     All purchases and sales of publicly traded securities are recorded as of the trade date (i.e., the date that SC-U.S. Realty's broker actually executes an order to buy or sell). All purchases and sales of privately held

                        SECURITY CAPITAL U.S. REALTY
securities are recorded as of the date the actual purchase or sale is made. Dividend income is recorded on the ex-dividend date for each dividend declared by an issuer. Dividends received are presented on a gross basis. HOLDINGS may be entitled to refunds on a portion of the withholding tax because the withholding tax is not levied on the portion of dividends which is a return of capital. Interest income is recorded on the accrual basis. Interest received is stated net of withholding taxes. Realised gains and losses on sales of shares are determined on the average cost method.

   C.   Cash and Cash Equivalents

     SC-U.S. Realty considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

   D.   Deferred Financing Costs/Discounts

     Underwriting fees relating to the issuance of the $450 million aggregate principal amount at maturity of the Company's 2% Senior Unsecured Convertible Notes due 2003 (the "Convertible Notes") are capitalised and amortised over the term of the obligation. Discounts on the Convertible Notes are accreted as a component of interest expense using the effective interest method over the term of the obligation.

   E.   New Accounting Pronouncements

     During June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective 1 January 2001. Management intends to adopt the statement as required in fiscal 2000. Although the Company has not historically used such instruments, it is not precluded from doing so. Management believes that the impact of such adoption will not be material to the financial statements.

   F.   Reclassification

     Certain 1997 numbers have been reclassified to conform to the 1999 presentation.

NOTE 3--INVESTMENTS

     SC-U.S. Realty aims to have over 95% of its assets deployed in strategic investment positions and less than 5% invested in other investment positions.

   A.   Strategic Investment Positions

     Strategic investment positions represent significant (minimum of 25% of each issuer's fully diluted common stock outstanding) equity ownership positions in public companies or in private companies. With private companies which SC-U.S. Realty sponsors, it expects to own substantially more than 50% of the voting shares. SC-U.S. Realty will be the largest shareholder of its strategic investees, have representation on their boards of directors, and will influence their operations and strategies through ongoing consultation and research. Strategic investees are characterised by the perceived potential for a superior market niche and the ultimate potential for market preeminence with a focused strategy and product.

     The merger of Pacific Retail and Regency occurred on 28 February 1999. Shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned. For the years ended 31 December 1999, 1998 and 1997 the financial information for Pacific Retail has been reflected in the financial information of Regency.

   B.   Other Investment Positions

     Other investment positions primarily consist of ownership positions of less than 10% of the fully diluted stock in entities taxed as real estate investment trusts ("REITs") under the Code and other U.S. real estate companies. The investments have and will take the form of either direct investments in, or public market purchases of, shares of companies that SC-U.S. Realty believes possess the requisite fundamentals to generate

                        SECURITY CAPITAL U.S. REALTY
strong cash flow growth and/or value appreciation. In exceptional circumstances, and to a very limited extent, SC-U.S. Realty has made investments in companies that are not publicly traded. Typically such an investment has been in a company that does not at the time of investment fulfill the criteria for a strategic investment position.

     As of 31 December 1999 and 1998, SC-U.S. Realty had deployed a total of $165.0 million in securities of Security Capital Group Incorporated ("Security Capital Group"). This amount is made up of an investment of $110.0 million (representing 52,430.9 shares of Class A common stock and $55.0 million aggregate principal amount of 6.5% convertible subordinated debentures due 2016) and an additional $55.0 million (representing 1,964,286 shares of Class B common stock) invested during Security Capital Group's initial public offering in September 1997. On 13 January 2000, the Board of Directors determined that the securities of Security Capital Group should be sold. On 22 February 2000, SC-U.S. Realty sold all the common stock of Security Capital Group, receiving net proceeds of $57.0 million, and on 14 March 2000, SC-U.S. Realty sold all the debentures of Security Capital Group, receiving net proceeds of $39.9 million. As of 31 December 1999, the company carried its entire investment in Security Capital Group securities at $95.8 million, reflecting fair market value on that date.

NOTE 4--ACCOUNTS RECEIVABLE AND OTHER


                                                     At 31 December
                                                     --------------
                                                     1999       1998
                                                   ---------  ---------
                                                   (in thousands U.S. $)

Dividends........................................    $  6,701  $  8,162
Receivable from brokers on investments sold......          --     8,219
Deferred issue costs on Convertible Notes(1).....       5,354     6,927
Interest.........................................       3,473       580
Refund of withholding tax........................          --        97
Other............................................           2         4
                                                   ----------  ---------
                                                     $ 15,530   $23,989
                                                     ========   =======

(1) Represents the underwriting fees of $7.9 million relating to the issuance of the Convertible Notes (see Note 7). The fees have been deferred and will be fully amortised over a period of five years starting from the issue date of 22 May 1998.

         NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                              At 31 December
                                             ---------------
                                              1999     1998
                                            -------  -------
                                           (in thousands U.S. $)

Operating advisor fees....................    $  2,384  $  8,614
Interest payable on Line of Credit........       1,108       762
Interest payable on Convertible Notes.....       1,068       975
Custodian fees............................          70       110
Acquisition of own shares.................         239        --
Other.....................................       1,164     3,036
                                             ---------
                                              $  6,033   $13,497
                                              ========   =======

NOTE 6--LINE OF CREDIT

     On 30 December 1999, the $400 million unsecured line of credit of the Company, which was guaranteed by HOLDINGS (the "Company Line"), was replaced by the $350 million unsecured line of credit of HOLDINGS, which is guaranteed by the Company (the "new HOLDINGS Line") (both lines referred to herein as the "Lines of Credit").

     In an effort to secure investment-grade credit ratings, on 8 December 1998, SC-U.S. Realty converted its $700 million secured line of credit of HOLDINGS (the "old HOLDINGS Line"), into the Company Line from Commerzbank Aktiengesellschaft and a consortium of European and international banks, of which $262.5 million was drawn and outstanding as of 31 December 1998. SC-U.S. Realty received investment-grade ratings

                        SECURITY CAPITAL U.S. REALTY

        NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

from each of Moody's Investor Service (Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-). On 30 December 1999 the new HOLDINGS Line was extended for an additional year and reduced to $350 million.

     The earliest date on which the new HOLDINGS Line will expire is 1 December 2001, but SC-U.S. Realty has the right on 1 December 2000 to convert the then outstanding borrowings into a three-year term loan with quarterly amortisation payments to be made over the four- year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new HOLDINGS Line (and the three-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at SC-U.S. Realty's option, LIBOR plus a margin of 1.00% to 1.85% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt). Additionally, there is a commitment fee of 0.15% to 0.20% per annum (based on the amount of the line which remains undrawn). All borrowings under the new HOLDINGS Line are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 31 December 1999, SC-U.S. Realty was in compliance with these covenants.

     SC-U.S. Realty's total indebtedness under the new HOLDINGS Line as of 31 December 1999 was $239.0 million, and under the Company Line as of 31 December 1998 was $262.5 million.

     Average daily borrowings under the Lines of Credit was $297.9 million for the year ended 31 December 1999. Average daily borrowings under the Company Line and the old HOLDINGS Line was $274.4 million for the year ended 31 December 1998. The weighted average interest rates for these same periods were 6.60% per annum and 6.67% per annum, respectively.

NOTE 7--CONVERTIBLE NOTES


                                                        At 31 December
                                                             1999
                                                    (in thousands U.S. $)
Convertible Notes proceeds.......................         $          360,554
Accumulated accretion on Convertible Notes.......                     25,603
                                                         -------------------
                                                          $          386,157
                                                          ==================

     The Company completed a convertible debt offering in May 1998. The Convertible Notes are convertible at the option of the holder at any time prior to maturity at a conversion rate equal to 26.39095 shares (giving effect to the reverse stock split) of the Company, each having a par value of $4.00 (the "Shares"), per $1,000 aggregate principal amount at maturity of the Convertible Notes. Interest is payable semi-annually at the rate of 2.0% per annum on 22 May and 22 November of each year commencing on 22 November 1998. Effective 1 January 1999, the interest rate payable on the Convertible Notes was increased to 2.5% per annum. The 2.5% per annum interest rate was in effect until SC-U.S. Realty listed certain equity securities on the NYSE and registered the Convertible Notes and related equity securities for resale. SC-U.S. Realty completed these steps on 30 July 1999 and as of 1 August 1999, the interest rate on the Convertible Notes was reduced to 2.0% per annum. The Convertible Notes were sold at a discount to their principal amount at maturity and additional interest will accrete at an annual rate of 6.75% less the 2.0% payment, compounded semi-annually, to par by 22 May 2003. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at their accreted value, together with accrued and unpaid interest. Upon a change in control of the Company, each holder of Convertible Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to their accreted value, together with accrued and unpaid interest through the repurchase date.

     Conversion of the Convertible Notes would be anti-dilutive for the year ended 31 December 1999.

                        SECURITY CAPITAL U.S. REALTY

NOTE 8--ADVISORY AGREEMENT

     SC-U.S. Realty has an advisory agreement with Security Capital U.S. Realty Management S.A. (the "Operating Advisor"), a wholly owned subsidiary of Security Capital Group. This agreement requires the Operating Advisor to provide SC-U.S. Realty with advice with respect to strategy, investments, financing and certain other administrative matters affecting SC-U.S. Realty. The Operating Advisor has agreed to identify tangible capital deployment opportunities in U.S. real estate companies and evaluate such companies' competitive positions, management expertise, strategic direction, financial strength and prospects for long-term sustainable per-share cash flow growth. The Operating Advisor also advises SC-U.S. Realty on obtaining board and committee representation and management rights from strategic investees. The agreement automatically renews for successive two-year periods unless either party gives notice it will not renew. The Operating Advisor subcontracts for certain services through affiliates based in London, United Kingdom and Chicago, Illinois, United States. The Operating Advisor is entitled to an advisory fee, payable monthly in arrears, at an annual rate of 1.25% of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). SC-U.S. Realty pays its own third-party operating and administrative expenses and transaction costs, although the Operating Advisor's fee will be reduced to the extent that third-party operating and administrative expenses (but not transaction costs) exceed 0.25% per annum of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). Such third-party operating and administrative costs as a ratio of the average monthly value of assets were 0.08%, 0.09% and 0.13% for the years ended 31 December 1999, 1998 and 1997, respectively.

     SC-U.S. Realty pays fees to (i) Banque Internationale a Luxembourg as Administrative Agent, Corporate Agent and Paying Agent, (ii) First European Transfer Agent S.A. as Registrar and Transfer Agent, and (iii) Security Capital European Services S.A. as Domiciliary Agent and Service Agent, in accordance with usual practice in Luxembourg. Such fees are payable quarterly and are based on SC-U.S. Realty's gross assets.

NOTE 9--TAXATION

     The Company, as separate from HOLDINGS, is not liable for any Luxembourg tax on income. The Company is liable in Luxembourg for a capital tax of 0.06% per annum of its net asset value. Cash dividends and interest received by the Company or HOLDINGS on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin. U.S. withholding tax rates of 15% were generally in effect for dividends received for all periods presented.

     Under the current United States-Luxembourg tax treaty, the Company believes that HOLDINGS qualifies for a 15% rate of withholding tax on dividends of operating income from the REIT investments currently held by HOLDINGS and from its future REIT investments (if any). The Company also believes that HOLDINGS will qualify for a 15% rate of withholding tax under the proposed United States- Luxembourg tax treaty ratified by the United States on most, if not all, of the REIT investments currently held by HOLDINGS and from future REIT investments (if any). The Company's beliefs are based on the advice of tax counsel and the manner in which management intends to operate the Company. There can be no assurance that these favourable rates will be achieved as to all such investments. These benefits are also dependent on HOLDINGS meeting the "limitations on benefits" test under Article 24 of the proposed new treaty. The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria, are inherently factual in nature. Such tests will only need to be applied to HOLDINGS at a future, and presently indeterminate, point in time and will be dependent on the particular facts at such time. However, management will use its best efforts to ensure that HOLDINGS meets the conditions for claiming the reduced treaty withholding tax rate at the relevant times and the Company currently believes that such conditions will be met.

     HOLDINGS, an ordinary corporate taxpayer under Luxembourg law, owns all of the consolidated group's interests in REITs and other U.S. real estate companies. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received for tax purposes, including income and capital gains from certain investments which meet certain holding period (generally one calendar year) and size requirements. HOLDINGS operates so as to have the highest possible percentage of its investments qualify for the exclusion. Interest accrued on advances from the Company to HOLDINGS is deducted in determining HOLDINGS' taxable income.

                        SECURITY CAPITAL U.S. REALTY

     Income paid from HOLDINGS to the Company is subject to various levels of tax, including withholding taxes. Gross cash (but not accrued) interest payments from HOLDINGS to the Company are subject to withholding tax at a rate of 3.75%. No dividends were paid to the Company during the reporting periods.

                                        For the years ended
                                            31 December

                                    1999       1998      1997
                                   -------   -------   -------

                                       (in thousands U.S. $)

Gross cash interest payments.....    $89,783    $25,262   $15,264
                                     =======    =======   =======
Capital tax......................   $  1,188   $  1,481  $  1,285
Withholding tax..................      3,367        947       572
                                   ---------
                                    $  4,555   $  2,428  $  1,857
                                    ========   ========  ========


NOTE 10--DIRECTORS' SHARE OPTION EQUIVALENTS

     Each of the Company's independent directors has received share option equivalents ("SOE") of 25,000 Shares at strike prices ranging from $17.20 to $28.88 per Share. All grants of SOEs were for services rendered by the Board of Directors subsequent to their grant. A SOE granted prior to 30 June 1998 does not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the net asset value of 25,000 Shares on the day of exercise over the strike price, which was the net asset value on the date of grant. Such payments must be applied to the purchase of Shares to be issued at net asset value on the date of exercise. SOEs granted after 30 June 1998 do not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the closing stock price of 25,000 Shares on the day of exercise over the strike price, which was the closing stock price on the date of grant. Such payments must be applied to the purchase of Shares to be issued at the closing stock price on the date of exercise. Directors were granted a vested right to exercise one half of their SOEs immediately, and rights to the balance vest on the fourth anniversary of their issuance. The right to exercise all SOEs expires five years from the date of grant.


                                                             For the years ended 31 December

                                                       1999                1998                1997
                                                      --------         ------------          ----------
                                                           Weighted            Weighted            Weighted
                                                            Average             Average            Average
                                                           Exercise            Exercise            Exercise
                                                   Number    Price     Number    Price    Number    Price
SOEs outstanding at beginning of the year.....     150,000   $ 20.94   125,000    $22.54   100,000  $  20.96
SOEs issued...................................      25,000     19.60    50,000     17.20    25,000     28.88
SOEs forfeited................................     (12,500)    20.00   (12,500)    21.90        --        --
SOEs exercised................................     (12,500)    20.00   (12,500)    21.90        --        --
                                                  ---------
SOEs outstanding at end of year...............     150,000   $ 20.87   150,000    $20.94   125,000   $ 22.54
                                                   =======-  =======   =======-  =======   =======   =======
SOEs currently exercisable....................      75,000   $ 20.87    75,000    $20.94    62,500   $ 22.54
                                                  ========-  =======  ========-  =======  ========   =======

     No SOEs have expired during the years represented above, except for a SOE in respect of 12,500 Shares granted to a director in October 1998 upon his retirement. The retiring director exercised the remaining part of such SOE in respect of 12,500 Shares in September 1999. The Company accrues a liability for the total SOEs granted. Since the SOEs are redeemable in cash, this accrual is adjusted for changes in the Company's net asset value or closing stock price, as the case may be, at each balance sheet date with the resultant change representing a charge (reduction) to administrative expenses for the period in the consolidated statement of operations. The charges were $(256,000), $561,000 and $526,500 for the years ended 31 December 1999, 1998 and 1997, respectively.

                        SECURITY CAPITAL U.S. REALTY

NOTE 11--COMMITMENTS

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1999 were as follows:

                                          Total      Total Cost      Amount
                                          -----      ----------      ------
                                         Amount       (Amount        to be
                                         ------       ---------      -------
                                        Committed    Funded)(1)     Funded(1)
                                        ---------   -----------    ----------

                                                (in thousands U.S. $)

CarrAmerica (NYSE: CRE)..............   $   699,905   $   699,905$        --
City Center Retail (Private).........       350,232       304,132     46,100(2)
CWS Communities (Private)............       300,329       236,488     63,841(2)
Regency (NYSE: REG) (3)..............       759,807       759,807       --
Storage USA (NYSE: SUS)..............       394,362       394,362       --
Urban Growth Property (Private)......       188,582       188,582       --
Security Capital Group...............       165,000       165,000       --
Other private investments............        42,019        42,019        --
                                       ------------
     Total...........................    $2,900,236    $2,790,295      $109,941
                                         ==========    ==========      ========


-------------------
(1)   Included in Total Amount Committed.
(2)   Represents a contractual obligation.
(3) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

     SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1998 were as follows:

                                             Total     Total Cost     Amount
                                             Amount     (Amount       to be
                                           Committed   Funded)(1)     Funded(1)
                                           ---------   ----------     --------

                                                   (in thousands U.S. $)

CarrAmerica (NYSE: CRE).................   $ 699,851  $   699,851        --
City Center Retail (Private)............     350,135      304,035     46,100(2)
CWS Communities (Private)...............     300,329      153,563    146,766(2)
Regency (NYSE: REG) (3).................     759,788      759,788        --
Storage USA (NYSE: SUS).................     394,272      394,272        --
Urban Growth Property (Private).........     181,082      181,082        --
Security Capital Group..................     165,000      165,000        --
Other private investments...............      15,275       15,275        -
Public special opportunity positions....     298,756      298,756        -
                                          -----------   ----------   ----------
     Total..............................  $3,164,488   $2,971,622   $192,866
                                           ==========   ==========   ========

-------------
(1)   Included in Total Amount Committed.
(2)   Represents a contractual obligation.
(3)   On 28 February 1999 Regency merged with Pacific Retail.

    See Note 3A to the Consolidated Financial Statements.

     Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the new HOLDINGS Line. These borrowings are expected to be reduced by internally generated free cash flow and the proceeds of future issuances of debt or equity securities.

NOTE 12--LEGAL RESERVE

     According to Luxembourg law, an annual transfer of 5% of the net profit to a legal reserve is required until this reserve equals 10% of the value of the issued Share capital. No transfer will be made in 2000 as a result of the decrease in net assets resulting from operations for the year ended 31 December 1999.

NOTE 13--REVERSE STOCK SPILT

     On 17 May 1999, SC-U.S. Realty's shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two shares of SC-U.S. Realty were automatically converted into one share. The shares issued and outstanding as of 31 December 1998 have been restated from 173,123,743 shares to reflect the reverse stock split.

                        SECURITY CAPITAL U.S. REALTY

NOTE 14--SHARE REPURCHASE PROGRAMME

     On 5 May 1999, SC-U.S. Realty announced that its Board of Directors had authorised a share repurchase programme of up to $100 million of the Company's shares and on 29 June 1999 the Company announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $200 million. In reviewing the Company's capital allocation strategy, management and the Board of Directors concluded that the complete disconnect between the Company's current public market valuation and the underlying value of the company has created an excellent investment opportunity in comparison to current investment alternatives in the marketplace. As of 31 December 1999, SC-U.S. Realty had repurchased 9,861,435 shares for an aggregate cost of $184.2 million, representing approximately 11.4% of the Company's shares outstanding. The Net Asset Value per-share as of 31 December 1999 has been calculated on 76,700,437 shares.





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



inside back cover

Graphic: Seventeen pictures of various properties owned by investees of Security Capital U.S. Realty

Outside back cover page















SECURITY CAPITAL U.S. REALTY




                                        30